

Mail Stop 3233

September 16, 2016

<u>Via E-mail</u>
Ms. Debra A. Hess
Chief Financial Officer
NorthStar Asset Management Group Inc.
399 Park Ave., 18th Floor
New York, NY 10022

    Re: NorthStar Asset Management Group Inc.
    Form 10-K for the fiscal year ended December 31, 2015
    Filed February 29, 2016
    File No. 1-36301

Dear Ms. Hess:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert F. Telewicz, Jr.

                    Robert F. Telewicz, Jr.
                    Accounting Branch Chief
                    Office of Real Estate & -
                        Commodities